Exhibit 99.1

Medigus: Polyrizon’s Innovative Technology Found Effective Against Influenza Virus H1N1 in Cell Culture Assays

Polyrizon’s formulations previously demonstrated high efficacy by preventing coronavirus from interacting with epithelial host cells

OMER, Israel, August 27, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that Polyrizon Ltd., a privately held company which Medigus owns 35.86% of its share capital, presented pre-clinical data showing that its Capture and Contain (C&C™) platform technology has the potential to reduce the risk of an infection with Influenza virus H1N1 and may potentially also treat additional Cold viruses.

Data from Polyrizon’s cell-culture study confirms that its innovative product works in a dose-dependent manner to effectively reduce the infection of cells from the influenza virus H1N1, a subtype of influenza A virus (a communicable viral disease), which causes upper, and potentially, lower respiratory tract infections in the host it infects, resulting in symptoms such as nasal secretions, chills, fever, decreased appetite, and possibly lower respiratory tract disease.

Polyrizon tested several formulations of its lead platform against Influenza virus H1N1. In these studies, the products candidates demonstrated high efficacy by preventing the influenza virus from affecting epithelial host cells and inhibit cells death.

Polyrizon’s new product candidate protects the nasal cavity and the respiratory tract and by that preventing the virus from colonizing in the upper respiratory and may decrease the viral load and facilitate the immune system to control the virus more effectively.

Polyrizon’s product candidate showed a promising safety profile in a cell toxicity studies, together with broad spectrum activity against different viruses as demonstrated in previous study against human corona virus 229E.

These pre-clinical data highlight the Capture and Contain (C&C™) impact of Polyrizon’s product line that can be extended against Flu and Cold viruses and a variety of different respiratory viruses.

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Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing conclusions from Polyrizon’s pre-clinical study, the influence of Polyrizon’s product candidate on the viral load and the immune system, the product candidate’s safety profile and its preventative effect. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Polyrizon are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com